Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: June 10, 2021

FOR IMMEDIATE RELEASE

PLAYSTUDIOS PARTNERS WITH PEPPERMILL RESORTS TO BRING PLAYERS EXCLUSIVE REWARDS AT PEPPERMILL RESORT SPA CASINO IN RENO AND MONTEGO BAY CASINO AND RESORT

Hotel, casino, dining, and spa offers among rewards available to players on PLAYSTUDIOS award winning free-to-play apps

LAS VEGAS – As part of its ongoing commitment to expand rewards opportunities for millions of players worldwide, PLAYSTUDIOS is teaming up with Peppermill Resorts to offer exclusive rewards at its AAA Four Diamond Peppermill Resort Spa Casino in Reno, Nevada and Montego Bay Casino and Resort in West Wendover, Nevada. Through the partnership, players of PLAYSTUDIOS free-to-play apps – myVEGAS Slots, myVEGAS Bingo, myVEGAS Blackjack, my KONAMI Slots, and POP! Slots – will have the opportunity to exchange loyalty points for real-world experiences, special offers, and complimentary items at both properties. PLAYSTUDIOS recently entered into a merger agreement with Acies Acquisition Corp. (Nasdaq: ACAC, ACACU, ACACW) (“Acies”) which, upon closing, will result in the Company becoming a Nasdaq listed company under the ticker symbol “MYPS.”

The expanded playAWARDS rewards portfolio offers both midweek and weekend complimentary guest rooms, exclusive player rates, and free casino play at Peppermill Reno. The partnership will also include a selection of rewards available at Peppermill Reno’s sister property, Montego Bay Casino and Resort. Additional dining rewards at Peppermill Reno’s lineup of eateries and rewards at Spa Toscana will be added in the future as local and state-mandated pandemic guidelines and restrictions allow.

“Award-winning hospitality experiences and complimentary perks are the hallmarks of our playAWARDS portfolio,” says PLAYSTUDIOS Head of playAWARDS Rob Oseland. “Our partnership with Peppermill Resorts expands our ability to offer geographically accessible rewards to more of our players from destinations we’re confident they will enjoy discovering.”

Peppermill Reno, which is celebrating its 50th anniversary in 2021, is recognized as one of Northern Nevada’s premier resort destinations and is home to the largest poker room in Reno. Montego Bay in West Wendover is a multistate destination for gaming, golf, and entertainment at the famed Peppermill Concert Hall.

“Peppermill Reno is rooted in premier hospitality and we have long sought out partnerships with brands that reflect our values,” says Peppermill General Manager, Billy Paganetti. “Together with playAWARDS, we are giving millions of players the opportunity to stay, play, and relax in our world-class destination.”

Developed by award-winning mobile and social gaming leader PLAYSTUDIOS, the playAWARDS loyalty marketing platform connects players to a growing lineup of rewards from global hospitality, entertainment, travel, leisure, and lifestyle brands, including MGM Resorts International, Wolfgang Puck, Maverick Helicopters, Gray Line Tours, House of Blues, Norwegian Cruise Line and Royal Caribbean International, among others.

PLAYSTUDIOS games are available to download free on iOS, Android, Kindle, and Facebook.

Business Combination Transaction

On February 1, 2021, PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) entered into a proposed business combination (the “Business Combination”) with Acies Acquisition Corp. (Nasdaq: ACAC, ACACU, ACACW) ("Acies"). On May 26, Acies announced that it has scheduled an extraordinary general meeting of its shareholders for June 17, 2021 (the “Special Meeting”) to approve the combination with PLAYSTUDIOS. The Business Combination, if approved by Acies’ shareholders, is expected to close as soon as practicable following shareholder approval. The closing of the transaction will result in the Company becoming a Nasdaq listed company under the ticker symbol "MYPS.”

About playAWARDS

Created by award-winning game developer PLAYSTUDIOS, playAWARDS is an innovative, scalable, and cost-efficient loyalty marketing program that connects the world’s leading entertainment, retail, technology, travel, leisure, and gaming companies with a valuable, highly-engaged audience of mobile and social gamers. By integrating branded content and promotional offerings into PLAYSTUDIOS’ portfolio of casual, free-to-play mobile apps, playAWARDS keeps its rewards partners top-of-mind while converting entertaining digital impressions into real-world brand engagement. The playAWARDS platform also provides partners with a powerful suite of management and analytics tools that offer deep, actionable insights into audience engagement and program performance.

About PLAYSTUDIOS

PLAYSTUDIOS is the developer and operator of award-winning free-to-play casual games for mobile and social platforms. The company’s collection of original and published titles is powered by its groundbreaking playAWARDS loyalty marketing platform, which enables players to earn real-world rewards from a portfolio of global entertainment, retail, technology, travel, leisure, and gaming brands across 17 countries and four continents. Founded by a team of veteran gaming, hospitality, and technology entrepreneurs, PLAYSTUDIOS brings together beautifully designed mobile gaming content with an innovative loyalty platform in order to provide its players with an unequaled entertainment experience and its partners with actionable business insights. To learn more about PLAYSTUDIOS, visit playstudios.com.

About Peppermill Resort Spa Casino

Experience Energy Star-certified Peppermill Resort Spa Casino, Reno’s premier AAA Four-Diamond resort. Luxuriate in one of 1,621 opulent guest rooms, including the 600-room all-suite Tuscany Tower. Be pampered in the lavish 3-story, 33,000-square-foot Spa & Salon Toscana, featuring 24 treatment rooms, indoor pool, sun terrace, full-service salon, and Northern Nevada’s only caldarium. Enjoy 82-000-square-feet of slots, keno, and table games across the expansive casino floor and state-of-the-art race & sports book. Resort amenities include two remarkable geothermally-heated outdoor pools and three jetted spas, three designer boutiques, and the 9,900-square-foot fitness center. Embrace any craving at 9 award-winning restaurants, ranging from authentic Chinese to sumptuous steaks and seafood. Revel in Peppermill nightlife, featuring 15 bars and lounges including the iconic Fireside Lounge, and Reno’s largest whiskey bar, Terrace Lounge.

About Montego Bay Resort

The Montego Bay Resort features 552 rooms and suites with five room types to choose from, all the comforts are here during your stay. From a simple getaway to a family vacation, guest room choices provide as much space as needed to ensure comfort is a number one priority. Enjoy an outdoor pool, jetted tubs, and workout facility, along with three great restaurants including fine dining choice, Romanza.

Media Contact

Rossetti Public Relations

playstudios@rossettipr.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Acies’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the closing of the business combination transaction between the Company and Acies. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Acies’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities; (2) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies; (3) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public stockholders and the receipt of certain governmental and regulatory approvals; or (4) other risks and uncertainties included in Acies’ or the Company’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exclusive, and readers should also refer to those risks included under the heading “Risk Factors” in the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement/prospectus relating to the proposed business combination filed by Acies with the SEC, those included under the heading “Risk Factors” in the final prospectus of Acies related to its initial public offering and those included in other filings made by Acies or the Company with the SEC from time to time. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. Acies and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Acies filed a registration statement on Form S-4 with the SEC on February 16, 2021 (File No. 333-253135), which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Acies’ common stock in connection with its solicitation of proxies for the vote by Acies’ stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. The registration statement was declared effective May 25, 2021. Acies will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Acies’ stockholders, the Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Acies and the business combination. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Acies as of a record date of May 14, 2021. Acies’ stockholders and the Company’s stockholders will also be able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Acies Acquisition Corp., 1219 Morningside Drive, Suite 110, Manhattan Beach, CA 90266.

Participants in the Solicitation

Acies and PLAYSTUDIOS and their respective directors and officers may be deemed participants in the solicitation of proxies of Acies’ stockholders in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.